As filed with the Securities and Exchange Commission on July 31, 2006

Registration Statement No. 333-131742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Inergy, L.P.

Inergy Holdings, L.P.

(Exact name of registrants as specified in their charters)

Delaware	43-1918951
Delaware	43-1792470
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

R. Brooks Sherman

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman

Vinson & Elkins

2300 First City Tower

1001 Fannin Street, Suite 3600

Houston, Texas 77002

(713) 758-2222

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The offering unitholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 31, 2006

PROSPECTUS

1,101,016 Common Units

Inergy, L.P.

Common Units

This prospectus relates to up to 1,101,016 common units (the “Converted Common Units”) representing limited partner interests in Inergy, L.P., or the “Partnership” issuable upon conversion of 769,941 special units in the Partnership that may be offered and sold from time to time by the selling unitholder named in this prospectus. We issued 769,941 special units to the selling unitholder in a direct placement to fund the acquisition of the rights to the Phase II expansion project, or “Phase II Expansion Project” of the Stagecoach natural gas storage facility located in Tioga County, New York, or the “Stagecoach Facility” in connection with our acquisition of all of the equity interests in the entities that owned Stagecoach on August 9, 2005, or the “Stagecoach Acquisition.” The special units are a new class of our equity securities that will convert into a maximum of 1,101,016 common units at a specified conversion ratio upon the commercial operation of Phase II Expansion Project.

The selling unitholder may sell none, some or all of the common units offered by this prospectus. Sales may be at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Such sales may occur in the open market, in negotiated transactions and sales by a combination of these methods. We will not receive any of the proceeds from the sale of the common units covered by this prospectus.

Our common units are traded on the Nasdaq Global Market under the symbol “NRGY.” On July 28, 2006, the last reported sale price of our common units on the Nasdaq was $27.35 per common unit.

Common units are entitled to receive minimum distributions of operating cash of $.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on senior subordinated units or junior subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of expenses, including payments to our general partners. For the quarter ended March 31, 2006, we distributed $0.54 on each of our outstanding common, senior subordinated and junior subordinated units. The common units are limited partner interests, which are inherently different from the capital stock of a corporation.

You should carefully consider the risks relating to investing in common units and each of the other risk factors described under “ Risk Factors“ beginning on page 3 of this prospectus before you make an investment in our securities.

Our principal executive offices are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                         , 2006

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling unitholder have authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement that Inergy, L.P. and, as an affiliate, Inergy Holdings, L.P., our general partner, have filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling unitholder may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling unitholder. Each time a selling unitholder sells securities, the selling unitholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling unitholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including the financial statements of Inergy, L.P. and Inergy Holdings, L.P. for the fiscal year ended September 30, 2005 and the notes thereto, is incorporated in this prospectus by reference to their reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus, including the “Risk Factors,” and the SEC reports of Inergy, L.P. and Inergy Holdings, L.P. in their entirety.

The following information should help you understand some of the conventions used in this prospectus.

•	Throughout this prospectus, when we use the terms “we,” “us,” “our,” or “Inergy, L.P.,” we are referring either to Inergy, L.P., itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires.

•	Inergy, L.P. has a managing general partner and a non-managing general partner. Inergy, L.P.’s managing general partner is responsible for the management of Inergy, L.P. and its operations are governed by a board of directors. Inergy, L.P.’s managing general partner does not have rights to allocations or distributions from Inergy, L.P. partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy, L.P.’s non-managing general partner owns an approximate 1% general partner interest in Inergy, L.P. Generally, we refer to each general partner as managing or non-managing, as the case may be. We collectively refer to our managing general partner and our non-managing general partner as our “general partners.”

•	Inergy Holdings, L.P., through its wholly owned subsidiaries, owns our “general partners.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and the documents that have been incorporated herein by reference by Inergy, L.P. and Inergy Holdings, L.P. may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	weather conditions;

•	the price volatility and availability of propane;

•	the availability of capacity to transport to market areas and to our customers;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	the impact of governmental legislation and regulations on us;

•	local economic conditions;

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•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for the natural gas storage facility;

•	labor relations;

•	liability for environmental claims;

•	competition from other energy sources and from other storage service providers;

•	operating hazards and other risks incidental to transporting, storing, and distributing propane;

•	energy efficiency and technology trends;

•	interest rates; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

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SUMMARY

Inergy, L.P.

Inergy, L.P. (NASDAQ:NRGY) is a publicly traded Delaware limited partnership that owns and operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we own and operate a natural gas storage facility located approximately 150 miles northwest of New York City and a natural gas liquids business located near Bakersfield, California.

We believe we are currently the fifth largest propane retailer in the United States, based on retail propane gallons sold. Our retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We currently serve approximately 700,000 retail customers in 29 states from approximately 343 customer service centers which had an aggregate of approximately 29 million gallons of above-ground propane storage capacity. For the fiscal year ended September 30, 2005 we delivered approximately 318.4 million gallons to our retail propane customers.

We have grown primarily through acquisitions of retail propane operations. Since our predecessor’s inception in November 1996 and through July 21, 2006, we have completed 55 acquisitions in numerous states, including two midstream businesses, for an aggregate purchase price of approximately $1.4 billion, including working capital, assumed liabilities and acquisition costs.

Inergy Holdings, L.P.

Inergy Holdings, L.P., or “Holdings,” a limited partnership with its common units traded on the Nasdaq Global Market under the symbol “NRGP,” was formed in Delaware in November 1996 as a Delaware limited liability company. On April 28, 2005, Inergy Holdings, LLC converted from a Delaware limited liability company into a Delaware limited partnership and changed its name to Inergy Holdings, L.P. On June 24, 2005, Holdings completed its initial public offering. Holdings’ cash-generating assets consist of its partnership interests, including incentive distribution rights, in Inergy, L.P. Holding’s primary objective is to increase distributable cash flow to its unitholders through its ownership of these partnership interests in Inergy. Holdings’ incentive distribution rights in Inergy, L.P. entitle it to receive an increasing percentage of total cash distributions made by Inergy, L.P. as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to Holdings.

Executive Offices

The principal executive office of each of Inergy, L.P. and Inergy Holdings, L.P. is located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and the phone number at this address is (816) 842-8181.

Organizational Structure

The following chart depicts the current organizational structure of Inergy Holdings, L.P. and Inergy, L.P.

Ownership of Inergy Holdings, L.P. and Inergy, L.P.

Public Unitholders
3,742,750 Common Units(a)
Inergy Holdings GP, LLC
(Our General Partner)
Management & Others
16,257,250 Common Units(a)
18.7% Limited Partner Interest
Management Rights
No Economic Interest
81.3% Limited Partner Interest
Owners of Certain Acquired Businesses and Other Investors
9,912,078 Common Units
2,728,019 Senior Subordinated Units(b)
169,160 Junior Subordinated Units(b)
Inergy Holdings, L.P.
53,029 Common Units
107,277 Senior Subordinated Units(b)
798 Junior Subordinated Units(b)
769,941 Special Units(c)
Incentive Distribution Rights
100% Membership Interest
100% Membership Interest
100% Membership Interest
100% Ownership Interest
Public Unitholders
28,017,956 Common Units
Inergy Partners, LLC
(Inergy's Non-managing General Partner)
New Inergy Propane, LLC
875,320 Common Units
986,588 Senior Subordinated Units(b)
975,126 Junior Subordinated Units(b)
Inergy GP, LLC
(Inergy's Managing General Partner)
IPCH Acquisition Corp. and its Subsidiaries
789,202 Common Units
62.1% Limited Partner Interest
28.4% Limited Partner Interest
1.0% General Partner Interest
6.3% Limited Partner Interest
Management Rights
No Economic Interest
0.4% Limited Partner Interest
1.8% Limited Partner Interest
Inergy, L.P.
(Inergy)

(a) Refers to our common units. All other references to common units, senior subordinated units and junior subordinated units are to limited partner interests in Inergy.

(c) We do not attribute any limited partner interest to the Inergy special units because they are non-voting and are not entitled to a current distribution. The special units will convert into Inergy common units at a specified conversion rate upon commercial operation of the Stagecoach expansion project, currently expected to occur in the third quarter of 2007.

RISK FACTORS

Common units, representing limited partner interests, are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference before investing in the common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

If we do not continue to make acquisitions on economically acceptable terms, our future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our operating objectives include promoting internal growth, our ability to grow depends principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through our acquisition of additional businesses for various reasons, including the following:

•	We will use our cash from operations primarily to service our debt and for distributions to unitholders and reinvestment in our business. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair our operating results. Further, we are subject to certain debt incurrence covenants under our bank credit agreement and the indentures that govern our 6.875% senior notes due 2014 and 8.25% senior notes due 2016 that may restrict our ability to incur additional debt to finance acquisitions.

•	Although we intend to use our securities as acquisition currency, some prospective sellers may not be willing to accept our securities as consideration.

•	We will use cash for capital expenditures related to infrastructure expansions such as the Stagecoach expansion project, which will reduce our cash available to pay for additional acquisitions.

Moreover, acquisitions involve potential risks, including:

•	our inability to integrate the operations of recently acquired businesses,

•	the diversion of management’s attention from other business concerns,

•	customer or key employee loss from the acquired businesses, and

•	a significant increase in our indebtedness.

Our growth strategy includes acquiring entities with lines of business that are distinct and separate from our existing operations which could subject us to additional business and operating risks.

Consistent with our announced growth strategy and our acquisition of the Stagecoach Facility and related assets, we may acquire assets that have operations in new and distinct lines of business from our existing operations, including midstream assets. Integration of new business segments is a complex, costly and time- consuming process and will likely involve assets in which we have limited operating experience. Failure to timely and successfully integrate acquired entities’ new lines of business with our existing operations may have a material adverse effect on our business, financial condition or results of operations. The difficulties of integrating new business segments with existing operations include, among other things:

•	operating distinct business segments that require different operating strategies and different managerial expertise;

•	the necessity of coordinating organizations, systems and facilities in different locations;

•	integrating personnel with diverse business backgrounds and organizational cultures; and

•	consolidating corporate and administrative functions.

In addition, the diversion of our attention and any delays or difficulties encountered in connection with the integration of the new business segments, such as unanticipated liabilities or costs, could harm our existing business, results of operations, financial condition or prospects. Furthermore, new lines of business will subject us to additional business and operating risks which could have a material adverse effect on our financial condition or results of operations.

We may be unable to successfully integrate our recent acquisitions.

One of our primary business strategies is to grow through acquisitions. We cannot assure you that we will successfully integrate acquisitions into our operations, or that we will achieve the desired profitability from our acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect our operations. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to our existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate, technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our acquisitions, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Our acquisition of Star Gas Propane, L.P. and the Stagecoach Acquisition expose us to potentially significant liabilities.

In connection with the acquisition of Star Gas Propane, L.P. (the “Star Gas Propane Acquisition”) and the Stagecoach Acquisition, we purchased the equity interests of Star Gas Propane and the entities that owned the Stagecoach assets rather than just their assets. As a result, we purchased the liabilities of Star Gas Propane and the Stagecoach entities as well, including unknown and contingent liabilities. We have performed a certain level of due diligence in connection with the Star Gas Propane Acquisition and the Stagecoach Acquisition, but there may be pending, threatened, contemplated or contingent claims against Star Gas Propane and the Stagecoach entities related to environmental, title, regulatory, litigation or other matters of which we are unaware. Although Star Gas Partners, L.P., the former parent company of Star Gas Propane, and the entities that owned the Stagecoach Facility, respectively, have agreed to indemnify us against some of these liabilities, there is a risk that we could ultimately be liable for some or all of these indemnified risks.

Our indebtedness may limit our ability to borrow additional funds, make distributions to our unitholders, or capitalize on acquisition or other business opportunities, in addition to impairing our ability to fulfill our debt obligation under our senior notes.

As of June 30, 2006, we had approximately $631.1 million of total outstanding indebtedness. Our leverage, various limitations in our credit facility, other restrictions governing our indebtedness and the indentures governing the notes may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Our indebtedness and other financial obligations could have important consequences to you. For example, they could:

•	make it more difficult for us to make distributions to our unitholders;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the propane industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

A change of control of our managing general partner could result in us facing substantial repayment obligations under our credit facility.

In addition, our bank credit agreement and the indentures governing our senior notes contain provisions relating to change of control of our managing general partner, our partnership and our operating company. If these provisions are triggered, our outstanding bank indebtedness may become due. In such an event, there is no assurance that we would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on our assets, which would have a material adverse effect on us. There is no restriction on the ability of our general partners to enter into a transaction which would trigger the change of control provisions.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indentures governing our outstanding senior notes and agreements governing our revolving credit facilities and other future indebtedness contain or may contain various covenants limiting our ability and the ability of our specified subsidiaries to, among other things:

•	pay distributions on, redeem or repurchase our equity interests or redeem or repurchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries;

•	create non-guarantor subsidiaries.

These restrictions could limit our ability and the ability of our subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our bank credit agreement contains covenants requiring us to maintain specified financial ratios and satisfy other financial conditions. We may be unable to meet those ratios and conditions. Any future breach of these covenants and our failure to meet any of those ratios and conditions could result in a default under the terms of our bank credit agreement, which could result in the acceleration of our debt and other financial obligations. If we were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible products such as propane and natural gas. As a result, we have been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

Our operations are subject to compliance with environmental laws and regulations that can adversely affect our results of operations and financial condition.

Our operations are subject to stringent environmental laws and regulations of federal, state, and local authorities. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws, and restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting our activities. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. In the course of our operations, materials or wastes may have been spilled or released from properties owned or leased by us or on or under other locations where these materials or wastes have been taken for disposal. In addition, many of the properties owned or leased by us were previously operated by third parties whose management, disposal, or release of materials and wastes was not under our control. Accordingly, we may be liable for the costs of cleaning up or remediating contamination arising out of our operations or as a result of activities by others who previously occupied or operated on properties now owned or leased by us. It is also possible that implementation of stricter environmental laws and regulations in the future could result in additional costs or liabilities to us as well as the industry in general.

Cost reimbursements due our managing general partner may be substantial and will reduce the cash available for principal and interest on our outstanding indebtedness.

We reimburse our managing general partner and its affiliates, including officers and directors of our managing general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make payments of principal and interest on our outstanding indebtedness. Our managing general partner has sole discretion to determine the amount of these expenses. In addition, our managing general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our managing general partner in its sole discretion.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could cause us to incur additional expenditures of time and financial resources.

We have for the first time completed the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. If, in the future, we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause us to incur substantial expenditures of management time and financial resources to identify and correct any such failure.

Risks Related to Our Propane Operations

Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000, 2002, 2004 and 2005 temperatures were significantly warmer than normal in our areas of operation (based on the 30-year average consisting of years 1976 through 2005 published by the National Oceanic and Atmospheric Administration). We believe that our results of operations during these periods were adversely affected as a result of this warm weather.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

The highly competitive nature of the retail propane business could cause us to lose customers or affect our ability to acquire new customers, thereby reducing our revenues.

We have competitors and potential competitors who are larger and have substantially greater financial resources than we do. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

Most of our total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of our suppliers, Sunoco, Inc. (15%), Dominion Transmission Inc. (13%) and ExxonMobil Oil Corp. (13%), accounted for approximately 41% of propane purchases during the fiscal year ended September 30, 2005. In the event that we are unable to purchase propane from our significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Competition from other energy sources may cause us to lose customers, thereby reducing our revenues.

Competition from other energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

Historically, a substantial portion of the propane purchased to support our operations has originated at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and has been shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

If we are not able to sell propane that we have purchased through wholesale supply agreements to either our own retail propane customers or to other retailers and wholesalers, the results of our operations would be adversely affected.

We currently are party to propane supply contracts and expect to enter into additional propane supply contracts which require us to purchase substantially all the propane production from certain refineries. Our inability to sell the propane supply in our own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on our operating results and could adversely impact our capital liquidity.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect our operating results.

Due to our limited asset diversification, adverse developments in our propane business could adversely affect our operating results and reduce our ability to make distributions to our unitholders.

We rely substantially on the revenues generated from our propane business. Due to our limited asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Risk Related to Our Midstream Operations

Federal, state or local regulatory measures could adversely affect our business.

Our operations are subject to federal, state and local regulatory authorities. Specifically, our Stagecoach Facility and related assets are subject to the regulation of the Federal Energy Regulatory Commission, or FERC.

Under the Natural Gas Act of 1938 (“NGA”), FERC has authority to regulate our natural gas facilities that provide natural gas pipeline transportation services in interstate commerce, including storage services. Natural gas companies may not charge rates that have been determined not to be just and reasonable by the FERC. In addition, the FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline transportation rates or terms and conditions of service. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. The Stagecoach Facility has market-based rate authority from the FERC, which authority is subject to its further review, pending the outcome of the FERC proceeding initiated by the application requesting authorization to expand the facility’s storage capacity filed by our regulated subsidiary and owner of the Stagecoach Facility, Central New York Oil and Gas Co., LLC (“CNYOG”).

In conjunction with CNYOG’s application for FERC authority to construct and operate the Stagecoach expansion project, CNYOG has presented a market analysis to FERC which seeks to demonstrate that the contemplated Stagecoach expansion project, once built, will not affect the basis for CNYOG’s continued market-based rate authority. Neither this market analysis nor CNYOG’s certificate application to construct and operate the Stagecoach expansion, of which the market analysis is a component part, has been ruled upon by FERC.

While we have no reason to believe that CNYOG’s request to continue to charge and collect market-based rates will be rejected by FERC, there can be no guarantee that CNYOG will be allowed to continue to operate under such a rate structure for the remainder of the Stagecoach Facility’s operating life. Any successful complaint or protest against rates charged for Stagecoach storage and related services, or CNYOG’s loss of market-based rate authority, could have an adverse impact on our revenues.

In addition, the Stagecoach Facility’s market-based rate authority would be subject to further review if it acquires transportation facilities or additional storage capacity, if we or one of our affiliates provides storage or transportation services in the same market area or acquires an interest in another storage field that can link our facilities to the market area or if we or one of our affiliates acquire an interest in or is acquired by an interstate pipeline.

We cannot assure you that FERC will continue to pursue its approach of pro-competitive policies as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity, transportation and storage facilities. Any successful complaint or protest against our rates or loss of our market-based rate authority could have an adverse impact on our revenues associated with providing storage services. Failure to comply with applicable regulations under the NGA, Natural Gas Policy Act of 1978, Pipeline Safety Act of 1968 and certain other laws, and with implementing regulations associated with these laws could result in the imposition of administrative and criminal remedies and civil penalties of up to $1,000,000 per day, per violation.

In addition, we cannot provide any guarantees that the FERC will authorize the Stagecoach expansion project precisely as requested; or that FERC, if it does so authorize the expansion, will act in a manner considered sufficiently timely by affected parties. Nor can we assure that the agreements supporting the Stagecoach expansion project will remain in effect through the full term designated in each such agreement. The loss or impaired creditworthiness of one or more of the expansion customers could have a material adverse effect on the expansion project.

Our storage business depends on neighboring pipelines to transport natural gas.

To obtain natural gas, our storage business depends on the Tennessee Gas Pipeline Company’s 300-Line to which we have interconnect access. This pipeline is owned by parties not affiliated with us. Any interruption of service on the pipeline or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport natural gas to and from our facilities and have a corresponding material adverse effect on our storage revenues. In addition, the rates charged by the interconnected pipeline for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by the pipeline or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

We expect to derive a significant portion of our revenues from the Stagecoach Facility from three customers, and the loss of one or more of these customers could result in a significant loss of revenues and cash flow.

We expect to derive a significant portion of our revenues and cash flow in connection with the Stagecoach Facility from our largest three customers comprised of Consolidated Edison Company, New Jersey Resources, and New Jersey Natural Gas. The loss or impaired creditworthiness of one or more of these customers could have a material adverse effect on our business, results of operations and financial condition.

We encounter competition from other natural gas storage companies.

Our principal competitors in our natural gas storage market include other storage providers including among others Dominion Resources, Inc., NiSource Inc., El Paso Corporation. These major pipeline natural gas transmission companies have existing storage facilities connected to their systems that compete with certain of our facilities. Pending and future construction projects, if and when brought on line, may also compete with the Stagecoach Facility. Such projects may include FERC-certificated storage expansions and greenfield construction projects, as well as construction of liquified natural gas, or LNG, facilities.

Expanding our business by constructing new midstream assets subjects us to construction risks.

One of the ways we may grow our business is through the expansion of our existing storage facilities, such as the Stagecoach expansion project. The construction of additional storage facilities or new pipeline interconnects involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new midstream asset, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until the project is placed in service. Moreover, we may construct facilities to capture anticipated future growth in production and/or demand in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

We are exposed to the credit risk of our customers, and an increase in the nonpayment and nonperformance by our customers could negatively affect our business.

Risks of nonpayment and nonperformance by our natural gas storage facility customers are a major concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could negatively affect our business.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines and storage providers, and the price of, and demand for, natural gas in the markets we serve. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

The fees charged by us to third parties under transmission, transportation and storage agreements may not escalate sufficiently to cover increases in costs and the agreements may not be renewed or may be suspended in some circumstances.

Our costs may increase at a rate greater than the rate that the fees we charge to third parties increase pursuant to our contracts with them. Furthermore, third parties may not renew their contracts with us. Additionally, some third parties’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of either natural gas, are curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities or those of third parties. If the escalation of fees is insufficient to cover increased costs, if third parties do not renew or extend their contracts with us or if any third party suspends or terminates its contracts with us, our financial results would be negatively impacted.

Our business would be adversely affected if operations at any of our facilities were interrupted.

Our operations are dependent upon the infrastructure that we have developed, including, storage facilities and various means of transportation. Any significant interruption at these facilities or pipelines or our customers’ inability to transmit natural gas to or from these facilities or pipelines for any reason would adversely affect our results of operations. Operations at our facilities could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	unscheduled turnarounds or catastrophic events at our physical plants;

•	labor difficulties that result in a work stoppage or slowdown; and

•	a disruption in the supply of natural gas to our storage facilities.

Risks Inherent in an Investment in Us

The President and Chief Executive Officer of our managing general partner effectively controls us through his control of the general partner of Inergy Holdings and our managing general partner.

The President and Chief Executive Officer of both the general partner of Inergy Holdings and our managing general partner owns an economic interest of 54.9% in the general partner of Inergy Holdings and has voting control of the general partner of Inergy Holdings. He therefore controls the general partner of Inergy Holdings and through it, our managing general partner and may be able to influence unitholder votes. Control over these entities gives our President and Chief Executive Officer substantial control over our and Inergy Holdings’ business and operations.

Our cash distribution policy limits our ability to grow.

Because we distribute all of our available cash, our growth may not be as rapid as businesses that reinvest their available cash to expand ongoing operations. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Considerations” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to a material amount of entity level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available to pay distributions would be reduced. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not concur with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

A unitholder who sells common units will recognize a gain or loss equal to the difference between the amount realized and his adjusted tax basis in those common units. Prior distributions to a unitholder in excess of the total net taxable income allocated to that unitholder, which decreased the tax basis in that unitholder’s common unit, will, in effect, become taxable income to that unitholder if the common unit is sold at a price greater than that unitholder’s tax basis in that common unit, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to that unitholder. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax adviser before investing in our units.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Considerations—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we have adopted.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income for the year in which the termination occurs. Thus, if this occurs you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated as a percentage of the cash distributed to you with respect to that period. Although the amount of increase cannot be estimated because it depends upon numerous factors including the timing of the termination, the amount could be material. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Considerations—Disposition of Common Units—Constructive Termination” for a description of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, now or in the future, even if you do not reside in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We presently anticipate that substantially all of our income will be generated in the following states: Alabama, Arkansas, California, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, West Virginia and Wisconsin. Each of those states, except Florida and Texas, currently impose a personal income tax. We may do business or own property in other states in the future. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

You are urged to read “Material Tax Considerations” for a discussion of the expected material federal income tax consequences of owning our securities.

USE OF PROCEEDS

Because the shares covered by this prospectus are being sold by the selling shareholder and not us, we will not receive any proceeds from the sale of the shares pursuant to this prospectus.

Unless otherwise described in a prospectus supplement, Inergy Holdings, L.P., the selling unitholder, has no current intent to sell the common units registered by this prospectus supplement. If in the future Inergy Holdings, L.P. chooses to sell part or all of the common units, it intends to use the net proceeds from the sale of shares under this prospectus for general corporate purposes. This may include, among other things, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects and repurchases, redemptions of securities, and additions to working capital.

DESCRIPTION OF THE COMMON UNITS

The common units and the subordinated units represent limited partner interests in Inergy, L.P. The holders of these units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of July 31, 2006, we had 39,647,585 common units, representing an 87.9% limited partner interest; 3,821,884 senior subordinated units, representing a 8.5% limited partner interest; and 1,145,084 junior subordinated units, representing a 2.6% limited partner interest. Thus, as of that date our equity consisted of an approximate 99.0% limited partner interest and an approximate 1.0% general partner interest. In addition, we have issued and outstanding 769,941 special units, which are held by Inergy Holdings, L.P. The special units represent a new class of equity securities in us that are not entitled to a current cash distribution and will convert into common units representing limited partnership interests in us at a specified conversion rate upon the commercial operation of the Stagecoach expansion project.

Distributions

Common units are entitled to receive distributions of available cash of $0.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on our subordinated units.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, approximately 99% to the common units and 1% to the non-managing general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

•	second, approximately 99% to the senior subordinated units and 1% to the non-managing general partner, until each senior subordinated unit has received a minimum quarterly distribution of $0.30;

•	third, approximately 99% to the junior subordinated units and 1% to the non-managing general partner, until each junior subordinated unit has received a minimum quarterly distribution of $0.30; and

•	fourth, approximately 99% to all units, pro rata, and 1% to the non-managing general partner, until each unit has received a distribution of $0.33 per quarter.

If cash distributions exceed $0.33 per unit in any quarter, Inergy Holdings, L.P., the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner. The amount of this “available cash” may be greater than or less than the minimum quarterly distribution.

Timing of Distributions

We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date and to our non-managing general partner.

Subordination Period

The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units.

When the applicable subordination period ends, all remaining senior subordinated units or junior subordinated units, as applicable, will convert into common units on a one-for-one basis. Once all subordinated units have been converted into common units, the common units will no longer be entitled to arrearages.

Early Conversion of Subordinated Units

On August 13, 2004, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684 senior subordinated units into common units. In addition, on August 12, 2005, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684 senior subordinated units into common units. If we meet these tests for any four consecutive four quarter period ending on or after June 30, 2006, the remaining senior subordinated units will convert into common units. The conversion of additional senior subordinated units may not occur until at least one year after the prior conversion of the senior subordinated units.

If we meet the applicable financial tests in our partnership agreement as of any quarter ending on or after June 30, 2006, 286,272 junior subordinated units will convert into common units. If we meet these tests as of any quarter ending on or after June 30, 2007, an additional 286,272 junior subordinated units will convert into common units. The early conversion of the second 286,272 junior subordinated units may not occur until at least one year after the early conversion of the first 286,272 junior subordinated units.

Notwithstanding the foregoing, all outstanding junior subordinated units may convert into common units on a one-for-one basis on or after June 30, 2006, if we have paid a distribution of at least $1.40 on each outstanding unit for each of the three preceding non-overlapping four-quarter periods, all of the senior subordinated units have been converted into common units, and we have met other applicable financial tests in our partnership agreement.

We expect that all of Inergy’s senior subordinated units and junior subordinated units will convert into an equal number of Inergy common units immediately after Inergy, L.P. distributes its available cash for the quarter ending June 30, 2006.

Conversion of Special Units

We issued 769,941 special units to our affiliate Inergy Holdings, L.P. in a direct placement to fund the acquisition of the rights to the Phase II Expansion Project of Stagecoach (the “Phase II Expansion Project”). The special units are a new class of our equity securities that will convert into a maximum of 1,101,016 common units at a specified conversion ratio upon the commercial operation of Phase II Expansion Project. Up to 1,101,016 common units issuable upon conversion of the 769,941 special units are being registered on this registration statement, which may be offered and sold upon conversion by Inergy Holdings, L.P.

Issuance of Additional Units

In general, while any senior subordinated units remain outstanding, we may not issue more than 1,353,628 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis. We refer to acquisitions that increase cash flow from operations on a per unit basis as “accretive.”

Voting Rights

Unlike the holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business. Our common unitholders will have no right to elect our managing general partner or its directors on an annual or other continuing basis. The managing general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, including units owned by the general partners and their affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Limited Call Right

If at any time not more than 20% of the outstanding common units are held by persons other than our general partners and their affiliates, our managing general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Exchange Listing

Our common units are traded on the Nasdaq Global Market under the symbol “NRGY.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner,

•	automatically requests admission as a substituted limited partner in our partnership,

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement,

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement,

•	grants powers of attorney to officers of our managing general partner and any liquidator of us as specified in the partnership agreement, and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our managing general partner and the recording of the name of the assignee on our books and records. The managing general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee, and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application, and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to the general partners and us, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Inergy, L.P. and the operating company.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P., unless otherwise noted, and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by the unitholders and our general partners. Furthermore, the tax treatment of Inergy, L.P., or of an investment in Inergy, L.P., may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”),

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”), and

(3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 8% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the managing general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes, the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Inergy, L.P. has been and will be treated as a partnership for federal income tax purposes and the operating company has been and will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the managing general partner. The representations made by us and our managing general partner upon which counsel has relied are:

(a) Neither Inergy, L.P. nor the operating company has elected or will elect to be treated as a corporation, and

(b) For each taxable year, more than 90% of our gross income has been and will be income from sources that Vinson & Elkins L.L.P. has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Inergy, L.P. so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would reduce the value of the units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Inergy, L.P. will be treated as partners of Inergy, L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Inergy, L.P. for federal income tax purposes.

As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of their status as partners in Inergy, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions. Except as described below with respect to certain non-pro rata distributions, our distributions to a unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. We do not currently have any nonrecourse liabilities. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of cash may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

To that extent, he will be treated as having received his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to either general partner, but will have a share of our nonrecourse liabilities, generally based on his share of profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder or the non-managing general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the non-managing general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the senior subordinated units or junior subordinated units, or incentive distributions are made to Inergy Holdings, L.P., gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the non-managing general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the non-managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the non-managing general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of contribution. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and the rights of all the unitholders to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder,

•	any cash distributions received by the unitholder as to those units would be fully taxable, and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the non-managing general partner, its affiliates and the owners of units immediately prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon termination of Inergy, L.P. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. We do not currently have any nonrecourse liabilities.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, under the Treasury Regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale,

•	an offsetting notional principal contract, or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among, unitholders whose interest otherwise vary during a taxable period, to conform to a method which is permitted.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. In addition, a transferor and a transferee of a unit must provide statements to the IRS with their income tax returns for the taxable year in which the sale or exchange takes place that describe the amount of the consideration for the unit that is allocable to goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of any deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other non-U.S. persons (mutual funds) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-l, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholders share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Inergy GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1) a person that is not a United States person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We presently own property or do business in various states, almost all of which currently impose a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the managing general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

SELLING UNITHOLDER

The following table sets forth information relating to the selling unitholder’s beneficial ownership of our common units. This prospectus covers the offering for resale from time to time of up to 1,101,016 common units issuable upon conversion of the special units by owned by the selling unitholder, all of which were acquired in connection with Phase II Expansion Project and the Stagecoach Acquisition.

No offer or sale under this prospectus may be made by a unitholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling unitholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of August 9, 2005 between us and the initial purchasers named therein.

The following table sets forth the name of the selling unitholder, the nature of any position, office, or other material relationship that the selling unitholder has had within the past three years with us or with any of our predecessors or affiliates, the amount of our common units beneficially owned by such unitholder prior to the offering, the amount being offered for the unitholder’s account, the amount to be owned by such unitholder after completion of the offering and the percentage of common units outstanding owned after completion of the offering.

We prepared the table based on information supplied to us by the selling unitholder. We have not sought to verify such information. Additionally, the selling unitholder may have sold or transferred some or all of its common units in exempt or non-exempt transactions, since the date on which the information in the table was provided to us. Other information about the selling unitholder may also change over time.

Inergy Holdings, L.P. is the owner of our general partners and its assets consist of its ownership interests in Inergy, L.P., including the incentive distribution rights.

Selling Unitholders	Number of Common Units Beneficially Owned Prior to the Offering		Number of Common Units Being Offered Hereby	Number of Common Units Beneficially Owned After Completion of the Offering	Percentage of Common Units Outstanding Beneficially Owned After Completion of the Offering
Inergy Holdings, L.P. (1)	2,818,567	(2)	1,101,016	1,717,551	4.2	%(3)

(1)	Inergy Holdings owns an aggregate 9.4% interest in us inclusive of ownership of all of our non-managing general partner and our managing general partner. Our managing general partner manages our operations and activities. In addition, Inergy Holdings holds 769,941 Special Units that will convert to common units at a specified conversion rate upon the commercial operations of the Phase II expansion project of our natural gas storage facility (Stagecoach).
(2)	Assuming full conversion of 769,941 Special Units into 1,101,016 Common Units upon the terms and conditions discussed herein.
(3)	As of July 31, 2006.

PLAN OF DISTRIBUTION

Subject to certain restrictions on transfer that may be applicable to the selling unitholder, the selling unitholder may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or it may sell the common units to investors directly or through dealers or agents. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement. If these common units are to be offered and sold in an underwritten public offering, we may designate the managing underwriter for such offering, subject to the approval of the selling unitholder.

The selling unitholder may act independently of us in making decisions with respect to the timing, manner and size of each of its sales. The selling unitholder may make sales on the Nasdaq Global Market or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The selling unitholder may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

The selling unitholder may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

Underwriters may offer and sell these common units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The selling unitholder also may authorize underwriters acting as his agent to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from the selling unitholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of the Nasdaq Global Market may be engaged to act as the agent of the selling unitholder in the sale of common units.

Any underwriting compensation paid by the selling unitholder to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We have agreed to indemnify the selling unitholder and each underwriter, selling agent or other securities professional, if any, against certain liabilities to which they may become subject in connection with the sale of the common units owned by the selling unitholder and registered under this prospectus, including liabilities arising under the Securities Act of 1933.

If a prospectus supplement so indicates, the selling unitholder may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase those common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. Such allocations of common units for Internet distributions will be made on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We will pay all reasonable costs and expenses incurred for the registration under the Securities Act of 1933 of common units to be offered by the selling unitholder, including without limitation all: (i) registration and filing fees; (ii) printing expenses; and (iii) certain fees and expenses of counsel and accountants. The selling unitholder will pay all brokerage fees and commissions, if any, incurred in the sale of common units owned by the selling unitholder, and all underwriting discounts and selling commissions, if any.

LEGAL MATTERS

Vinson & Elkins L.L.P., will pass upon the validity of the securities offered by this prospectus. The selling unitholder’s counsel will advise them about other issues related to the offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended September 30, 2005, management’s assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005, and the balance sheet of Inergy GP, LLC included in our Current Report on Form 8-K/A dated January 6, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has also audited Inergy Holdings, L.P.’s consolidated financial statements and schedule included in its Annual Report on Form 10-K/A, for the year ended September 30, 2005, and the balance sheet of Inergy Holdings GP, LLC included in its Current Report on Form 8-K/A dated January 6, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

The combined financial statements of Star Gas Propane, L.P. and Subsidiary as of September 30, 2003 and 2004 and for each of the years in the three-year period ended September 30, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of Star Gas Propane, L.P. and Subsidiary contains an explanatory paragraph that states that there is substantial doubt about the ability of Star Gas Propane, L.P.’s parent to continue as a going concern and consequently there is substantial doubt about the ability of Star Gas Propane, L.P. to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The combined financial statements of Central New York Oil and Gas Company, LLC and eCorp Marketing, LLC (“the Companies”) as of December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of Pannell Kerr Forster of Texas, P.C., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of the Companies contains an explanatory paragraph that states that there have been various legal proceedings and claims between the Companies and other parties. Subsequent to December 31, 2004, the Companies entered into various release and settlement agreements resolving these disputes. In addition on July 8, 2005, the Companies entered into a purchase agreement whereby the members’ equity interest of the Companies were acquired by entities owned or controlled by Inergy, L.P. The transaction was consummated on August 9, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We and Inergy Holdings, L.P. are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We and Inergy Holdings, L.P. “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

Any information that Inergy, L.P. and Inergy Holdings, L.P. file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed,” with the SEC will automatically update and supersede this information. Inergy, L.P. and Inergy Holdings, L.P. incorporate by reference the documents listed below:

Inergy, L.P.

•	Annual Report on Forms 10-K and 10-K/A for the year ended September 30, 2005;

•	Quarterly Report on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006; and

•	Current Reports on Forms 8-K and 8-K/A filed December 15, 2004; August 9, 2005; October 7, 2005; November 14, 2005; December 21, 2005; January 6, 2006; January 18, 2006; January 24, 2006 (pertaining to the acquisition of Propane Gas Service, Inc.); February 14, 2006; June 21, 2006 and June 28, 2006.

Inergy Holdings, L.P.

•	Annual Report on Form 10-K for the year ended September 30, 2005, as filed with the SEC on December 19, 2005 and Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended September 30, 2005, as filed with the SEC on May 19, 2006;

•	Quarterly Reports on Form 10-Q/A for the quarters ended December 31, 2005 and March 31, 2006, as filed with the SEC on May 19, 2006; and

•	Current reports on Form 8-K as filed with the SEC on December 21, 2005; February 14, 2006 and May 19, 2006.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning Inergy, L.P. or Inergy Holdings, L.P., as applicable, at the following address or phone number:

Inergy, L.P.

Inergy Holdings, L.P.

Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Inergy, L.P. and Inergy Holdings, L.P. also make available free of charge on their internet website at http://www.inergyservices.com their annual reports on Form 10-K and quarterly reports on Form 10-Q, and any amendments to those reports, as soon as reasonably practicable after they electronically file such material with the SEC. Information contained on their website is not incorporated by reference into this prospectus and you should not consider information contained on their website as part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates. We will pay all expenses (other than underwriting discounts and commissions) incurred by the offering unitholder.

Securities and Exchange Commission registration fee	$3,141
Legal fees and expenses	10,000
Accounting fees and expenses	3,000
Printing expenses	2,000
Miscellaneous	—

TOTAL	$18,141

Item 15. Indemnification of Directors and Officers.

Inergy GP, LLC, Inergy Partners, LLC and Inergy Holdings GP, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Each company’s limited liability company agreement provides that the company will, to the extent deemed advisable by the company’s board of directors, indemnify any person who is or was an officer or director of the company, the record holder of the company’s voting shares, and any person who is or was an officer, director or affiliate of the record holder of the company’s voting shares, from liabilities arising by reason of such person’s status, provided that the indemnitee acted in good faith and in a manner which such indemnitee believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Such liabilities include any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts. Officers and directors of each company are also indemnified by Inergy, L.P., or Inergy Holdings, L.P., as applicable, as described below.

Each company maintains liability insurance policies covering their officers and directors against some liabilities, including certain liabilities under the Securities Act, that may be incurred by them.

Inergy, L.P. and Inergy Holdings, L.P.

Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The partnership agreements of Inergy, L.P. and Inergy Holdings, L.P. provide that, in most circumstances, each partnership will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	its general partners;

•	any departing general partner;

•	any person who is or was an affiliate of its general partners or any departing general partner;

•	any person who is or was a member, partner, officer, director employee, agent or trustee of its general partners or any departing general partner or any affiliate of its general partners or any departing general partner; or

•	any person who is or was serving at the request of its general partners or any departing general partners or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of the assets of the partnership. The general partners of the partnerships will not be personally liable for, or have any obligation to contribute or loan funds or assets either to enable the partnership to effectuate, indemnification. Either partnership may purchase insurance against liabilities asserted against and expenses incurred by persons for the partnership’s activities, regardless of whether the partnership would have the power to indemnify the person against liabilities under the applicable partnership agreement.

Item 16. Exhibits.

Exhibit Number	Description
2.1	Purchase Agreement dated as of July 8, 2005, among Inergy Acquisition Company, LLC, Inergy Storage, Inc., Inergy Stagecoach II, LLC, Stagecoach Holding, LLC, Stagecoach Energy, LLC and Stagecoach Holding II, LLC (incorporated herein by reference to Exhibit 2.1 to Inergy, L.P.’s Form 8-K filed on July 12, 2005)

2.2	Interest Purchase Agreement, dated November 18, 2004, among Star Gas Partners, L.P., Star Gas LLC, Inergy Propane, LLC and Inergy, L.P. (incorporated herein by reference to Exhibit 2.1 to Inergy L.P.’s Form 8-K filed on November 24, 2004)

4.1	Specimen Unit Certificate for Senior Subordinated Units (incorporated herein by reference to Exhibit 4.1 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.2	Specimen Unit Certificate for Junior Subordinated Units (incorporated herein by reference to Exhibit 4.2 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.3	Specimen Unit Certificate for Common Units (incorporated herein by reference to Exhibit 4.3 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.4	Registration Rights Agreement dated as of November 29, 2004 between Inergy, L.P. and Kayne Anderson MLP Investment Company (incorporated herein by reference to Exhibit 4.1 to Inergy L.P.’s Form 8-K filed on December 3, 2004)

4.5	Registration Rights Agreement dated as of November 29, 2004 between Inergy, L.P. and Tortoise Energy Infrastructure Corporation (incorporated herein by reference to Exhibit 4.2 to Inergy L.P.’s Form 8-K filed on December 3, 2004)

4.6	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on December 27, 2004)

4.7	Indenture (incorporated herein by reference to Exhibit 4.2 to Inergy, L.P.’s Form 8-K filed on December 27, 2004)

4.8	Registration Rights Agreement dated August 9, 2005 between Inergy, L.P. and Inergy Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on August 12, 2005)

Exhibit Number	Description
4.9	Registration Rights Agreement dated January 17, 2006, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and the Initial Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

4.10	Indenture dated as of January 17, 2006, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

4.11	Form of 8.25% Senior Notes due 2016 (incorporated herein by reference to Exhibit 4.3 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

**5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**8.1	Opinion of Vinson & Elkins L.L.P. as to tax matters

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of KPMG LLP

*23.3	Consent of Pannell Kerr Forster of Texas, P.C.

**23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1)

*24.1	Powers of Attorney with respect to Inergy, L.P. (included on signature page of this registration statement)

*24.2	Powers of Attorney with respect to Inergy Holdings, L.P. (included on signature page of this registration statement)

*	Filed herewith
**	Previously filed

Item 17 Undertakings.

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent n the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on July 31, 2006.

INERGY, L.P. By: Inergy GP, LLC, its Managing General Partner

By:	/S/ R. BROOKS SHERMAN
Name:	R. Brooks Sherman Jr.
Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following officers and directors of Inergy GP, LLC, as managing general partner of Inergy, L.P., the registrant, in the capacities and on July 31, 2006.

Signature	Title

* John J. Sherman	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

* R. Brooks Sherman Jr.	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

* Philip L. Elbert	Director

* Arthur B. Krause	Director

* Warren H. Gfeller	Director

* Robert A. Pascal	Director

* Robert D. Taylor	Director

*By:	/S/ LAURA L. OZENBERGER
Laura L. Ozenberger Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on July 31, 2006.

INERGY HOLDINGS, L.P.
By:	Inergy Holdings GP, LLC

By:	/S/ JOHN J. SHERMAN
Name: Title:	John J. Sherman President and Chief Executive Officer

Each person whose signature appears below appoints Laura L. Ozenberger and R. Brooks Sherman, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following officers and directors of Inergy Holdings GP, LLC, as general partner of Inergy Holdings, L.P. in the capacities and on July 31, 2006.

Signature	Title

/S/ JOHN J. SHERMAN John J. Sherman	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ R. BROOKS SHERMAN R. Brooks Sherman	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ WARREN H. GFELLER Warren H. Gfeller	Director

/S/ ARTHUR B. KRAUSE Arthur B. Krause	Director

/S/ RICHARD O’BRIEN Richard O’Brien	Director

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Purchase Agreement dated as of July 8, 2005, among Inergy Acquisition Company, LLC, Inergy Storage, Inc., Inergy Stagecoach II, LLC, Stagecoach Holding, LLC, Stagecoach Energy, LLC and Stagecoach Holding II, LLC (incorporated herein by reference to Exhibit 2.1 to Inergy, L.P.’s Form 8-K filed on July 12, 2005)

2.2	Interest Purchase Agreement, dated November 18, 2004, among Star Gas Partners, L.P., Star Gas LLC, Inergy Propane, LLC and Inergy, L.P. (incorporated herein by reference to Exhibit 2.1 to Inergy L.P.’s Form 8-K filed on November 24, 2004)

4.1	Specimen Unit Certificate for Senior Subordinated Units (incorporated herein by reference to Exhibit 4.1 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.2	Specimen Unit Certificate for Junior Subordinated Units (incorporated herein by reference to Exhibit 4.2 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.3	Specimen Unit Certificate for Common Units (incorporated herein by reference to Exhibit 4.3 to Inergy L.P.’s Registration Statement on Form S-1/A (Registration No. 333-56976) filed on May 7, 2001)

4.4	Registration Rights Agreement dated as of November 29, 2004 between Inergy, L.P. and Kayne Anderson MLP Investment Company (incorporated herein by reference to Exhibit 4.1 to Inergy L.P.’s Form 8-K filed on December 3, 2004)

4.5	Registration Rights Agreement dated as of November 29, 2004 between Inergy, L.P. and Tortoise Energy Infrastructure Corporation (incorporated herein by reference to Exhibit 4.2 to Inergy L.P.’s Form 8-K filed on December 3, 2004)

4.6	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on December 27, 2004)

4.7	Indenture (incorporated herein by reference to Exhibit 4.2 to Inergy, L.P.’s Form 8-K filed on December 27, 2004)

4.8	Registration Rights Agreement dated August 9, 2005 between Inergy, L.P. and Inergy Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on August 12, 2005)

4.9	Registration Rights Agreement dated January 17, 2006, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and the Initial Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

4.10	Indenture dated as of January 17, 2006, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

4.11	Form of 8.25% Senior Notes due 2016 (incorporated herein by reference to Exhibit 4.3 to Inergy, L.P.’s Form 8-K filed on January 18, 2006)

**5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**8.1	Opinion of Vinson & Elkins L.L.P. as to tax matters

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of KPMG LLP

*23.3	Consent of Pannell Kerr Forster of Texas, P.C.

Exhibit Number	Description
**23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1)

*24.1	Powers of Attorney with respect to Inergy, L.P. (included on signature page of this registration statement)

*24.2	Powers of Attorney with respect to Inergy Holdings, L.P. (included on signature page of this registration statement)

*	Filed herewith
**	Previously filed